Contact

www.linkedin.com/in/mark-
benden-81aa4b8 (LinkedIn)

Top Skills

Coaching
Safety Management Systems
Public Speaking

Mark Benden

Professor & Department Chair, EOH & Director of the Ergonomics
Center at Texas A&M University
College Station, Texas, United States

Experience

Texas A&M University
Director & Department Chair
September 2015 - Present (8 years 9 months)
College Station Texas

Texas A&M Health Science Center
15 years 11 months

Full Professor
July 2008 - Present (15 years 11 months)

Teaching Ergonomics, Human Factors and Occupational Safety and Health
to Graduate Students while mentoring MS and PhD research in Classroom
energy expenditure, transportation safety for distracted driving in teens and
law enforcement, patient transportation and handling, furniture safety, and
surgical safety.

Co-Director of the Ergonomics Center
March 2012 - May 2013 (1 year 3 months)
College Station, Texas

PositiveMotion
CEO at Positive Motion LLC,
2008 - Present (16 years)
College Station Texas

Neutral Posture Inc
EVP
January 1998 - June 2008 (10 years 6 months)

Johnson & Johnson
Staff Ergonomic Engineer
January 1994 - January 1998 (4 years 1 month)

US Army Reserve
Corps of Engineers - Officer

May 1990 - May 1994 (4 years 1 month)

Ethicon Inc
Ergo Eng
1992 - 1994 (2 years)

Texas Army National Guard
Combat Medic
December 1985 - May 1990 (4 years 6 months)

Education

Texas A&M University

PhD, ITDE focused on Ergonomics, Biomedical Engineering · (1985 - 1992)